Filed by Esmark Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Wheeling Pittsburgh Corp.

(Commission File No. 000-50300)

FOR IMMEDIATE RELEASE

ESMARK AND NLMK-DUFERCO JOINT VENTURE TO MAKE JOINT

BID TO ACQUIRE WINNER STEEL

CHICAGO, February 12, 2007 – Esmark Incorporated, along with a joint venture partnership including Russia’s Novolipetsk Steel (NLMK) and Switzerland-based Duferco Group, today announced that Esmark and Duferco U.S. Investment Corporation have formed a consortium to purchase the assets of Winner Steel, based in Sharon, Pennsylvania. Terms of the proposed acquisition bid were not disclosed.

Duferco U.S. Investment Corporation is a wholly-owned subsidiary of Steel Invest & Finance S.A. (Luxembourg), a 50/50 joint venture between Duferco Group and Novolipetsk Steel.

The consortium has entered into a letter of intent with Winner Steel to purchase Winner’s galvanized steel production facilities, which is subject to negotiation and execution of a definitive asset purchase agreement and other conditions.

In commenting on the consortium’s bid to acquire Winner Steel, James P. Bouchard, Chairman and CEO of Esmark, noted that Esmark’s strong relationship with Duferco and its long-term slab arrangement in the event of its proposed merger with Wheeling-Pittsburgh Steel Corporation (NASDAQ: WPSC) would further strengthen Esmark’s footprint in the Midwest steel corridor.

“Esmark continues to add strategic assets to expand its product capabilities to better serve our loyal customer base. The addition of Winner Steel’s galvanized steel production assets, combined with Duferco’s neighboring Farrell facility, will allow Esmark to bolster its converter operations, service center network and pre-painted division and provide customers with a value-added, just-in-time solution,” said Bouchard. “The combination of our international partners’ resources and expertise and Esmark’s low-cost service center model will help us expand on our growth strategy in the U.S. marketplace.”

Winner Steel is one of the largest independent galvanized steel producers in the United States. Its operations are located on a single site in Pennsylvania and include three galvanizing lines with combined annual capacity of around 1.2 million tons and 2006 production of approximately 600,000 tons.

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The main applications of the galvanized steel produced by the company are in the construction, appliances and automotive industries. Winner Steel is located close to Farrell facility, which is already part of the NLMK-Duferco joint venture, and is one of the primary suppliers of cold-rolled steel to Winner Steel and the galvanizing segment of the industry.

Alexey Lapshin, NLMK President and the Board Member of Steel Invest and Finance S.A, said:

“We welcome this development in the business of our joint venture with Duferco Group. It will provide for an increase in value-added products and further expansion into the large North American market. We are delighted to have Esmark, one of the most dynamic companies in the U.S. steel industry, as our partner in this project.”

Benedict Sciortino, Director of Duferco Group and a Board Member of Steel Invest and Finance S.A, said:

“Being located just next to our Farrell facility in Sharon, Winner Steel is a logical component of our North American growth strategy. The acquisition is likely to create substantial synergies by ensuring a stable supply of cold-rolled material to Winner Steel and by increasing the downstream exposure of the NLMK-Duferco joint venture. We are delighted to work together with Esmark on this transaction and are hopeful that it will lead to successful joint projects in the future.”

The Winner Steel transaction, which is subject to the negotiation and execution of a definitive agreement and regulatory approvals, is expected to be completed in the second quarter of 2007.

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About Esmark Incorporated

Headquartered in Chicago and founded by the Bouchard Group, Esmark is a steel services family of companies. The mission of Esmark is to establish the benchmark standards for strategic consolidation, operating efficiency and management excellence in the steel sector.

For further information visit www.esmark.com

About Novolipetsk Steel

Novolipetsk Steel (NLMK) is one of the world’s leading steel companies and one of the three largest flat steel producers in Russia, producing over 9 million tonnes of crude steel annually. NLMK’s production facilities are among the most technologically advanced in Russia, producing flat steel products in a variety of grades and sizes. NLMK is one of the world’s most profitable steel companies with EBITDA margin over 40%.

The traditional strengths of the Company are: vertical integration into raw materials, world class assets with a competitive cost of production, proximity to mature and developing markets where the company has strong positions, sound financial performance, professional and experienced management team.

For further information visit www.nlmksteel.com

About Duferco Group

Duferco Group is an international steel production, processing and trading group with headquarters in Lugano, Switzerland. Duferco had revenues in excess of USD 7 billion in 2005, and is one of the world’s largest companies engaged in the worldwide production, distribution and trade of all types of steel products, including raw materials used in steel making processes. Duferco has trading and production activities in more then 40 countries. It operates steel making and processing plants in Western and Eastern Europe, USA, South Africa and Central America.

For further information visit www.duferco.com

About Steel Invest & Finance S.A

NLMK and Duferco Group formed a joint venture through Steel Invest & Finance S.A. (Luxembourg), a limited liability company (société anonyme) established under the laws of Luxembourg in which they both hold a 50% interest. The joint venture holds 100% or majority interests in 23 companies including one steel making plant and five steel rolling facilities with total finished steel output of 4.5 million tonnes in 2006 as well as a network of steel service centers.

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About Winner Steel

Winner Steel is one of the largest independent galvanized steel producers in the United States. Its operations are located on a single site in Pennsylvania and include 3 galvanizing lines with combined annual capacity of around 1.2 million tons and production in 2006 of approximately 1 million tons.

For further information visit www.winnersteel.com

This press release contains forward-looking statements. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially.

Stockholders of Wheeling-Pittsburgh are urged to read the registration statement, proxy statement and any other relevant documents filed with the SEC, if and when they become available, as well as any amendments or supplements to those documents, because they will contain important information, including information on the proposed transaction as well as participants and their interests in Wheeling-Pittsburgh. You will be able to obtain a free copy of the registration statement and related proxy statement, as well as other filings containing information about Esmark and Wheeling-Pittsburgh, at the SEC’s website at www.sec.gov. Esmark and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Wheeling-Pittsburgh in connection with the proposed transaction. Information regarding the participants in the proxy solicitation and their respective interests may be obtained by reading the registration statement and related proxy statement regarding the proposed transaction if and when they become available. This communication shall not constitute an offer or any securities for sale.

Media Contact:

Bill Keegan, Edelman, 312.240.2624, bill.keegan@edelman.com

For Investors:

Craig T. Bouchard, ctbouchard@esmark.com